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                          Scudder New Europe Fund, Inc.

                            Amendment to the By-Laws

      On May 22, 1992, the Board of Directors of the Fund adopted the following resolution amending the By-Laws of the Fund.

            RESOLVED, That pursuant to the provision of Section 11.1 of the Fund's By-Laws, the first sentence of Section 2.1 of the Fund's By-Laws is hereby amended to read as follows:

                  Section 21. - Annual Meetings. An annual meeting of the stockholders for the election of Directors and the transaction of such other business as may properly come before the meeting shall be held in July.